Exhibit No. 23.2

Consent of Independent Registered Public Accounting Firm (KPMG LLP)

The Board of Directors
United Bancorporation of Alabama, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-111503) on Form S-3 and (333-36720 and 333-36722) on Form S-8 of United Bancorporation of Alabama, Inc. of our report dated March 5, 2004, with respect to the consolidated balance sheet of United Bancorporation of Alabama, Inc. as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2003, which report appears in the December 31, 2004, annual report on Form 10-K of United Bancorporation of Alabama, Inc.

/s/ KPMG LLP

Birmingham, Alabama
March 30, 2005